UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

409321106
 (CUSIP Number)

Anchorage Advisors, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000
Attention: Thomas C. Janson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS MANAGEMENT, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0042478
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON OO, HC
_______________________________

(1) Funds for all purchases of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined below) but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant (as defined below).

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0042271
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON OO, IA
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant.

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0418059
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON OO
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant.

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ACMO-HR, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 80-0597233
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON PN
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant.

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS ANTHONY L. DAVIS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant.

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

CUSIP No. 409321106		13D
1.		NAMES OF REPORTING PERSONS KEVIN M. ULRICH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC(1) (See Item 3)
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 168,713,894(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 168,713,894(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,713,894(2)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.09%(3)
14.		TYPE OF REPORTING PERSON IN, HC
_______________________________

(1) Funds for all purchases of Common Shares beneficially owned by the Reporting Persons have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2)  Includes 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant but does not include 7,846,852 Common Shares issuable pursuant to the Contingent Warrant.

(3)  Calculation is based on 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Shares”), of Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).  HRB’s principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, VA 23510.

Item 2.  Identity and Background.

(a)

This statement is being filed jointly on behalf of Anchorage Advisors Management, L.L.C., a Delaware limited liability company (“Management”), Anchorage Advisors, L.L.C., a Delaware limited liability company (“Advisors”), Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”), ACMO-HR, L.L.C., a Delaware limited liability company (“ACMO”), and Messrs. Anthony L. Davis and Kevin M. Ulrich (collectively, the “Reporting Persons”).  The Common Shares reported in this Statement as beneficially owned by the Reporting Persons are held directly by ACMO.  Management is the sole managing member of Advisors.  Advisors provides investment management services to Anchorage Offshore and to ACMO.  Anchorage Offshore is the sole member of ACMO.  Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.  All investment and voting decisions with respect to the Common Shares beneficially owned by the Reporting Persons have been, and will continue to be, made by Advisors. Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 12, 2010 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b), (c) and (f)

See Schedule A-1 with respect to Management, Schedule A-2 with respect to Advisors, Schedule A-3 with respect to Anchorage Offshore, Schedule A-4 with respect to ACMO, Schedule A-5 with respect to Mr. Davis and Schedule A-6 with respect to Mr. Ulrich.  Each of Schedules A-1, A-2, A-3, A-4, A-5 and A-6 are incorporated herein by reference.

The principal business of each of the Reporting Persons is investing in securities.

(d) and (e)

During the last five years, none of the Reporting Persons has, nor to the best of the knowledge of any Reporting Person has any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedules A-1 to A-6 attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 30, 2010, ACMO acquired 153,020,190 Common Shares of HRB for an aggregate purchase price of $66,708,076 pursuant to the Second Amended and Restated Investment Agreement, dated August 11, 2010, by and among HRB, Carlyle Global Financial Service Partners, L.P. (“Carlyle”) and ACMO (the “Investment Agreement”).  Funds for the purchase price were provided from the working capital of Anchorage Offshore pursuant to an equity commitment agreement.

Also on September 30, 2010, in connection with the transactions contemplated by the Investment Agreement, HRB issued to ACMO (i) a warrant to purchase 15,693,704 Common Shares at an exercise price of $0.40 per share (subject to certain adjustments), exercisable (subject to receipt of regulatory approvals) at any time during the ten years following the date of the warrant’s issuance (the “Non-Contingent Warrant”), and (ii) a warrant to purchase 7,846,852 Common Shares at an exercise price of $0.40 per share (subject to certain adjustments), exercisable (subject to receipt of regulatory approvals) during the ten years following the warrant’s issuance but only upon or after the earlier to occur of (i) the written stay, modification, termination or suspension by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of Richmond (the “Federal Reserve”) or its delegee and the Virginia Bureau of Financial Institutions  (the “BFI”) of the Written Agreement dated as of June 17, 2010 by HRB with the Federal Reserve and the BFI and (ii) the occurrence of a Sale Event (as defined in such warrant) (the “Contingent Warrant” and together with the Non-Contingent Warrant, the “Warrants”).

The foregoing descriptions of the Investment Agreement and the Warrants are not intended to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement and the Warrants, copies of which are attached hereto as Exhibits 2, 3 and 4, respectively, and incorporated herein by reference.

Item 4.  Purpose of Transaction.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

ACMO acquired the Common Shares (the “Investment”) for investment purposes at the direction of Advisors and Anchorage Offshore.  Subject to the limitations described in this Item 4, the terms of the Investment Agreement, and applicable law, the Reporting Persons may from time to time increase or decrease the Investment in HRB in open market or private transactions involving the Common Shares, other capital stock of HRB or securities exercisable for or convertible into capital stock of HRB.  The timing and amount of any such transactions may depend upon the price and availability of Common Shares and other shares of HRB’s capital stock, subsequent developments affecting HRB, HRB’s business and prospects, competitive and strategic matters, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, applicable legal restrictions, liquidity requirements, tax considerations and other matters the Reporting Persons consider relevant.  Subject to the terms of the Investment Agreement and applicable law, the Reporting Persons may discuss the foregoing or other matters with management or directors of HRB, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The following is a description of the material terms of the Investment.

Total Capital Raise and Rights Offering

The first closing of the Investment was consummated in conjunction with (i) sale transactions conducted by HRB (A) pursuant to an amended and restated investment agreement with CapGen Capital Group VI LP (“CapGen”) and (B) pursuant to securities purchase agreements with other investors (the “Other Investors” and together with CapGen, Carlyle and ACMO, the “Investors”), providing, together with the Investment, for the sale of newly issued Common Shares in an aggregate amount equal to $235 million, and (ii) exchange transactions whereby HRB issued Common Shares (A) to the United States Department of Treasury (the “Treasury”) in exchange for shares of HRB’s Series C preferred stock and (B) to shareholders tendering outstanding shares of HRB’s Series A or Series B preferred stock.

As promptly as practicable following the first closing of the Investment, HRB will commence a rights offering (the “Rights Offering”) providing certain holders of Common Shares with a non-transferable right to purchase newly issued Common Shares for $0.40 per Common Share, the same price per share paid by the Investors (the “Rights”). The holders of the Common Shares who will receive the Rights are shareholders who held Common Shares on the day prior to the date of the first closing and holders of Series A and B preferred stock who tendered their shares of Series A or B preferred stock in HRB’s exchange offers for such preferred stock.  In the aggregate, the Rights Offering will provide for the purchase of between $20 million and $40 million worth of the Common Shares, as determined by HRB.  Neither the Treasury nor the Investors will be issued any Rights in the Rights Offering.  However, CapGen has agreed to purchase any unsubscribed shares offered in the Rights Offering of up to $20 million, and if the Rights Offering is for an amount of Common Shares in excess of $20 million, unsubscribed shares in excess of such amount will be purchased pro rata by all of the Investors, including CapGen (subject to ownership limitations imposed by applicable banking regulations and as described below).

The second closing of the Investment will occur simultaneously with the closing of the Rights Offering.  Subject to the terms and conditions of the Investment Agreement, at the second closing of the Investment, ACMO agreed to purchase an additional $5.5 million of Common Shares.  Assuming the fulfillment of all conditions to, and the occurrence of, the second closing, the aggregate amount of Common Shares issued at the first closing and second closing to the Investors will equal $255 million.

Avoidance of Control

HRB agreed that neither it nor any of its subsidiaries shall take any action that would cause ACMO’s ownership of voting securities of HRB and its affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) to increase above 24.9% without ACMO’s prior written consent or otherwise cause ACMO to “control” HRB under and for purposes of the BHC Act.  ACMO (together with its affiliates (as such term is used under the BHC Act)) shall not have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding voting securities of HRB.

Board Representation

Pursuant to the terms of the Investment Agreement, for so long as ACMO and its affiliates maintain ownership, in aggregate, of at least 20% of the number of Common Shares acquired by ACMO pursuant to the Investment Agreement (the “Ownership Threshold”), ACMO is entitled to designate a nominee (the “Board Representative”) for election to the boards of directors of HRB, The Bank of Hampton Roads and Shore Bank, as well as appointment to such committees of such boards as ACMO identifies, provided that such Board Representative meets any required qualifications for serving on such committees.  As of the first closing of the Investment, Hal F. Goltz was appointed to the board of directors of HRB as ACMO’s Board Representative.  Furthermore, so long as ACMO and its affiliates maintain the Ownership Threshold, ACMO shall be entitled to designate one nonvoting board observer to attend meetings of the board of directors and any committee thereof, including meetings of committees of which ACMO’s Board Representative is a member.

Registration Rights

HRB granted Anchorage customary registration rights, including demand registration rights, “shelf” registration rights, and “piggy-back” registration rights with respect to the Common Shares issued or issuable to ACMO under the Investment Agreement and the Warrants.  Pursuant to such registration rights, HRB has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of (or otherwise cause the shelf registration of) such Common Shares by October 15, 2010.

Preemptive Rights

So long as ACMO and its affiliates maintain the Ownership Threshold, subject to the ownership limitations imposed by applicable banking regulations and as described above, in the event HRB proposes to conduct any public or non-public offering or sale or other issuance of equity (including any securities or debt that is convertible or exchangeable into equity or that include an equity component), ACMO shall have the right to acquire from HRB up to such amount of the securities to be offered that would enable ACMO to maintain its proportionate common equity interest in HRB immediately prior to any such issuance of securities, on the same price and substantially the same terms as such securities are proposed to be offered to others.  Such right does not extend to any offering or sale or other issuance of securities (i) in connection with the Rights Offering and the Second Closing, (ii) to employees, officers, directors or consultants of HRB pursuant to employee benefit plans or compensatory arrangements approved by the board of directors, (iii) as consideration in connection with any bona fide, arm’s-length direct or indirect merger, acquisition or similar transaction, or (iv) with respect to securities issued pursuant to the Troubled Assets Relief Program or any similar program of the United States government.

Indemnity

HRB made customary representations and warranties to ACMO relating to HRB and its business and the issuance of the Common Shares pursuant to the Investment.  HRB agreed to indemnify ACMO for any breaches of its representations and warranties, subject to certain limitations.

Warrants

In connection with the transactions contemplated by the Investment Agreement, HRB issued to ACMO the Warrants.  The Warrants have the terms set forth above in Item 3, which is incorporated herein by reference.  Furthermore, in addition to certain customary anti-dilution adjustments, (i) the number of Common Shares to be issued upon exercise of the Contingent Warrant shall be deemed automatically increased by the number of Common Shares, if any, by which 1% of the Common Shares outstanding immediately after giving effect to the Second Closing (as defined in the Investment Agreement) (and all other transactions occurring prior to or simultaneously therewith) exceeds 7,846,852 Common Shares, and (ii) the number of Common Shares to be issued upon exercise of the Non-Contingent Warrant shall be deemed automatically increased by the number of Common Shares, if any, by which 2% of the Common Shares outstanding immediately after giving effect to the Second Closing (as defined in the Investment Agreement) (and all other transactions occurring prior to or simultaneously therewith) exceeds 15,693,704 Common Shares.

The foregoing descriptions of the Investment is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement and the Warrants, copies of which are attached hereto as Exhibits 2, 3 and 4, respectively, and incorporated herein by reference.

Item 5.   Interests in Securities of HRB.

The information contained on the cover pages to this Schedule 13D and the responses set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

(a) and (b)

The Reporting Persons may be deemed to have a direct or indirect, as applicable, beneficial interest in 168,713,894 Common Shares held of record by ACMO.  Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein.  The aggregate amount of Common Shares represents approximately 24.09% of the total outstanding Common Shares, based upon 700,378,699 Common Shares, which includes (a) 587,500,000 Common Shares issued on September 30, 2010 (as further described below), (b) 22,153,445 Common Shares outstanding as of August 9, 2010 reported in HRB’s Definitive Proxy Statement, (c) 52,225,550 Common Shares issued to the U.S. Department of Treasury on September 30, 2010 (as further described below), (d) 21,906,000 Common Shares issued to holders who tendered Series A and Series B preferred stock (as further described below), (e) 900,000 Common Shares converted by HRB pursuant to certain conversion rights as reported in HRB’s 8-K filed October 5, 2010, and (f) 15,693,704 Common Shares issuable pursuant to the Non-Contingent Warrant.  The second closing of the Investment will occur simultaneously with the closing of the Rights Offering.  Assuming the fulfillment of all conditions to the second closing, ACMO agreed to purchase an additional $5.5 million of Common Shares.

Anchorage Offshore is the sole member of ACMO.  Management is the sole managing member of Advisors and Advisors is the investment manager of Anchorage Offshore.  Because of their respective relationships with ACMO and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to 168,713,894 Common Shares.  No Reporting Person may be deemed to have sole voting and disposition power with respect to any Common Shares.

Furthermore, HRB issued to ACMO (i) the Non-Contingent Warrant, giving ACMO the right to acquire (subject to regulatory approval) 15,693,704 Common Shares upon exercise of the Non-Contingent Warrant, and (ii) the Contingent Warrant, giving ACMO the right to acquire (subject to regulatory approval and the occurrence of certain events) 7,846,852 Common Shares upon exercise of the Contingent Warrant.

(c)

Except as set forth in this Item 5, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, has engaged in any transaction during the past 60 days involving the securities of HRB.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by them.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of HRB.

The responses set forth in Items 2, 4 and 5 hereof are incorporated by reference in their entirety.

In connection with the Investment, ACMO made certain commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System to ensure that ACMO will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of HRB or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of HRB.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Second Amended & Restated Investment Agreement, dated as of August 11, 2010, by and among Hampton Roads Bankshares, Inc., Carlyle Global Financial Services Partners, L.P. and ACMO-HR, L.L.C.

Exhibit 3	Warrant, dated as of September 30, 2010, between Hampton Roads Bankshares, Inc. and ACMO-HR, L.L.C.

Exhibit 4	Warrant, dated as of September 30, 2010, between Hampton Roads Bankshares, Inc. and ACMO-HR, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 12, 2010

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE ADVISORS, L.L.C.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

ACMO-HR, L.L.C.

By:	Anchorage Capital Master Offshore, Ltd., its sole member

By:	Anchorage Advisors, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

SCHEDULE A-1

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Advisors, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.

Anthony L. Davis and Kevin M. Ulrich are the managing members of Anchorage Advisors Management, L.L.C.  See Schedules A-5 and A-6, respectively, for a description thereof.

SCHEDULE A-2

ANCHORAGE ADVISORS, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Anchorage Advisors, L.L.C. is the advisor to Anchorage Capital Master Offshore, Ltd.

Anchorage Advisors Management, L.L.C., a Delaware limited liability company, is the managing member of Anchorage Advisors, L.L.C.  See Schedule A-1 for a description of controlling persons thereof.

SCHEDULE A-3

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
Walker House 87 Mary Street
George Town
Grand Cayman KY1-9002
Cayman Islands

Executive Officers and Directors of Anchorage Capital Master Offshore, Ltd.

Name, Position and Citizenship	Business Address (1)	Present Principal Occupation and Address of Employment
Philip Cater Director New Zealand	Walker House 87 Mary Street George Town Grand Cayman KY1-9002 Cayman Islands	Senior Company Manager International Management Services (IMS) Ltd P.O. Box 61 Harbour Centre Fourth Floor George Town, Grand Cayman KY1-1102, Cayman Islands
Christopher John Bowring Director United Kingdom	Walker House 87 Mary Street George Town Grand Cayman KY1-9002 Cayman Islands	Managing Director International Management Services (IMS) Ltd P.O. Box 61 Harbour Centre Fourth Floor George Town, Grand Cayman KY1-1102, Cayman Islands
Natalie Birrell Director United States of America	Walker House 87 Mary Street George Town Grand Cayman KY1-9002 Cayman Islands	Chief Operating Officer Anchorage Advisors, L.L.C. 610 Broadway 6th Floor New York, NY 10012

Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability, is the sole member of ACMO-HR, L.L.C., a Delaware limited liability company which owns the Common Shares.

Anchorage Advisors, L.L.C., a Delaware limited liability company, is the advisor of Anchorage Capital Master Offshore, Ltd.  See Schedule A-2 for a description of controlling persons thereof.

(1) The mailing address for Anchorage Capital Master Offshore, Ltd. is c/o Anchorage Advisors, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

SCHEDULE A-4

ACMO-HR, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

ACMO-HR, L.L.C., a Delaware limited liability company, directly owns the Common Shares.

Anchorage Advisors, L.L.C. is the advisor to ACMO-HR, L.L.C.  See Schedule A-2 for a description of controlling persons thereof.

Anchorage Capital Master Offshore, Ltd. is the sole member of ACMO-HR, L.L.C.  See Schedule A-3 for a description of controlling persons thereof.

SCHEDULE A-5

ANTHONY L. DAVIS
c/o Anchorage Advisors, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Mr. Anthony L. Davis is the President of Anchorage Advisors, L.L.C. and its affiliates.  Mr. Davis is a United States citizen.

Mr. Davis is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Advisors, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.

SCHEDULE A-6

KEVIN M. ULRICH
c/o Anchorage Advisors, L.L.C.
610 Broadway
6th Floor
New York, NY 10012

Mr. Kevin M. Ulrich is the Chief Executive Officer of Anchorage Advisors, L.L.C. and its affiliates.  Mr. Ulrich is a Canadian citizen.

Mr. Ulrich is a managing member of Anchorage Advisors Management, L.L.C., which is the managing member of Anchorage Advisors, L.L.C., which is the advisor to Anchorage Capital Master Offshore, Ltd.